Room 4561

June 16, 2006

Glen E. Shipley
Chief Financial Officer
Internet Commerce Corporation
3 6025 The Corners Parkway
Suite 100
Norcross, Georgia 30092

Re: Internet Commerce Corporation
        Form 10-K for the fiscal year ended July 31, 2005
        Filed October 31, 2005
        Forms 8-K
        Filed on March 17, 2006, December 12, 2005 and September 29, 2005
        File No. 000-24996

Dear Mr. Shipley:

        We have completed our review of your Form 10-K and related filings, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief